UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34784

AutoNavi Holdings Limited

18/F, Daheng Scitech Mansion, South Section

No. 3 Suzhou Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By :	/S/ CATHERINE QIN ZHANG
Name:	Catherine Qin Zhang
Title:	Chief Financial Officer

Date: November 18, 2010

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Holdings Limited Announces Third Quarter 2010 Results

Automotive Navigation Net Revenues Increased by 62.6% Year-over-Year

Company Raises Guidance for Full Year 2010

BEIJING, November 17, 2010 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the quarter ended September 30, 2010.

Third Quarter 2010 Highlights

•	Net revenues in the third quarter of 2010 were $24.0 million, an increase of 47.6% year-over-year from $16.3 million in the third quarter of 2009.

•	Gross profit in the third quarter of 2010 was $16.9 million, an increase of 48.4% year-over-year from $11.4 million in the third quarter of 2009.

•	Operating income in the third quarter of 2010 was $7.7 million, an increase of 16.3% year-over-year from $6.6 million in the third quarter of 2009.

•	Net income attributable to AutoNavi shareholders was $6.2 million in the third quarter of 2010, an increase of 16.4% year-over-year from $5.3 million in the third quarter of 2009.

Year-to-Date 2010 Highlights

•	Net revenues in the first nine months of 2010 were $62.7 million, an increase of 51.3% year-over-year from $41.5 million in the first nine months of 2009.

•	Gross profit in the first nine months of 2010 was $42.5 million, an increase of 53.5% year-over-year from $27.7 million in the first nine months of 2009.

•	Operating income in the first nine months of 2010 was $16.6 million, an increase of 38.3% year-over-year from $12.0 million in the first nine months of 2009.

•	Net income attributable to AutoNavi shareholders was $13.3 million in the first nine months of 2010, an increase of 46.3% year-over-year from $9.1 million in the first nine months of 2009.

“We delivered a strong set of results in the third quarter driven by exceptional sales in our automotive navigation business with net revenues for this business line increasing by 62.6% year-over-year,” said Mr. Congwu Cheng, AutoNavi’s chief executive officer. “We remain highly optimistic about the prospects of our wireless and internet business line, as we are well-positioned to identify and take advantage of new opportunities in this emerging market. This past quarter also marked the beginning of a long-term, strategic partnership with TomTom—one which will allow us to enhance our global presence as a leading provider of digital map content and navigation solutions in China.”

Third Quarter 2010 Results

Revenues

Net revenues in the third quarter of 2010 were $24.0 million, representing an increase of 47.6% year-over-year from the third quarter of 2009 and 8.4% sequentially from the second quarter of 2010.

Automotive Navigation

Net revenues from the automotive navigation market in the third quarter of 2010 were $17.8 million, an increase of 62.6% year-over-year and 7.1% sequentially. The increases were mainly due to increases in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles sold in China that are equipped with these systems.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the third quarter of 2010 were $3.3 million, a decrease of 14.7% year-over-year and an increase of 60.4% sequentially. The year-over-year decrease in revenues was mainly due to a decrease in revenues from the aerial photogrammetry business, partially offset by an increase in revenues from the enterprise solutions business. The year-over-year decrease in revenues from the aerial photogrammetry business was primarily attributable to a relatively large portion of revenues in the third quarter of 2009 associated with the central government’s second national land survey project. The year-over-year increase in revenues from enterprise solutions was largely due to an increased number of new contracts that were entered into over the second and third quarters of this year. The sequential increase in revenues from the public sector business was primarily a result of better progress made on the Company’s contracted aerial photogrammetry projects in the third quarter of 2010, as compared with the project delays in the previous quarter caused by unfavorable weather conditions. The sequential increase in revenues from the enterprise solutions business was mainly due to new contracts that were entered into in the third quarter of 2010.

Wireless and Internet Location-based Solutions

Net revenues from the wireless and Internet location-based solutions business in the third quarter of 2010 were $2.6 million, an increase of 87.7% year-over-year and 2.4% sequentially. The increase in revenues derived from pre-installing the Company’s navigation solutions on certain mobile phone models as well as from the Internet map application business continued to drive the year-over-year revenue growth.

Cost of Revenues

Cost of revenues in the third quarter of 2010 was $7.1 million, representing an increase of 45.6% year-over-year and a decrease of 4.6% sequentially. The year-over-year increase was largely attributable to an increase in direct production costs as well as an increase in salary and benefit expenses, which rose as a result of the expansion of the Company’s data collection and processing work force as the Company continued to enhance the quality, coverage and depth of its digital map database. The sequential decrease was primarily due to higher production costs associated with 3D digital city models in the previous quarter, partially offset by the increase in direct production costs and salary and benefit expenses.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2010 was $16.9 million, an increase of 48.4% year-over-year and 15.1% sequentially. Gross margin, or gross profit as a percentage of net revenues, was 70.3% in the third quarter of 2010, compared to 69.9% in the year-ago period and 66.2% in the previous quarter.

Operating Expenses

Total operating expenses in the third quarter of 2010 were $9.2 million, an increase of 84.1% year-over-year and 23.6% sequentially. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $8.5 million, an increase of 97.0% year-over-year and 30.6% sequentially.

Research and development (“R&D”) expenses increased by 135.1% year-over-year and by 37.2% sequentially to $3.9 million. The increases were primarily due to higher salary and benefit expenses and outsourced development expense to improve the efficiency of the Company’s technology platform and expand its technological capabilities. Non-GAAP R&D expenses, which exclude share-based compensation expenses, increased by 139.3% year-over-year and by 53.1% sequentially to $3.5 million.

Selling and marketing expenses increased by 92.3% year-over-year and by 10.8% sequentially to $2.4 million. The year-over-year increase was primarily due to increased travel and marketing activities associated with promoting the Company’s solutions, higher salary and benefit expenses as a result of an increased sales headcount as well as an increase in share-based compensation expenses. The sequential increase was mainly attributable to higher marketing expenses and salary and benefit expenses in comparison to those in the second quarter of 2010. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 80.2% year-over-year and by 15.1% sequentially to $2.1 million.

General and administrative expenses increased by 40.0% year-over-year and by 19.3% sequentially to $3.0 million. The increases were primarily due to the increase in professional service expenses and salary and benefit expenses, which were partially offset by lower share-based compensation expenses in the third quarter of 2010. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 71.4% year-over-year and 20.8% sequentially to $2.8 million.

Operating Income and Operating Margin

Operating income in the third quarter of 2010 was $7.7 million, an increase of 16.3% year-over-year and 6.4% sequentially. Operating margin, or operating income as a percentage of net revenues, was 32.0% in the third quarter of 2010, compared to 40.6% in the year-ago period and 32.6% in the previous quarter.

Non-GAAP operating income, which excludes share-based compensation expenses, in the third quarter of 2010 was $8.5 million, an increase of 14.3% year-over-year and 1.9% sequentially. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 35.2% in the third quarter of 2010, compared to 45.5% in the year-ago period and 37.5% in the previous quarter.

Change in Fair Value of Forward Contract

In the third quarter of 2010, the Company engaged a bank to convert certain amount of U.S. dollars into Japanese Yen and made a one-year fixed interest rate Japanese Yen deposit with the bank. Furthermore, the Company entered into a forward contract with the bank to convert the Japanese Yen deposit back into U.S. dollars upon the expiration of the one year term at a pre-determined exchange rate. The forward contract was accounted for under derivative accounting, which requires the changes in fair value of the forward contract at each period end be recorded in the statement of operations. For the third quarter of 2010, the Company recorded a loss of $1.3 million in change in fair value of forward contract.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders in the third quarter of 2010 was $6.2 million, an increase of 16.4% year-over-year and a decrease of 0.1% sequentially. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the third quarter of 2010 was $0.12. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, in the third quarter of 2010 was $7.0 million, an increase of 2.1% year-over-year and a decrease of 4.3% sequentially. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the third quarter of 2010 was $0.14.

Cash Flow

Net cash provided by operating activities was $7.7 million for the third quarter of 2010. As of September 30, 2010, the Company had $153.7 million in cash and term deposit.

Recent Business Updates

TomTom Joint Venture

In October 2010, AutoNavi announced a joint venture with TomTom, the world’s leading provider of location and navigation solutions. The joint venture is 51% held by AutoNavi and 49% held by TomTom. The partnership provides AutoNavi the opportunity to expand its relationships with international automakers, system integrators and global handset makers, allowing the Company to further grow its business in automotive navigation as well as wireless and Internet location-based solutions.

Office Building Purchase

In September 2010, the Company made full payment for an office facility in Beijing with total office area of approximately 4,900 square meters for a total cash consideration of approximately $20 million. The office facility will serve as the Company’s new headquarters to accommodate its on-going expansion. The new office is expected to be put into use in the second quarter of 2011.

Business Outlook

The Company estimates that its net revenues for the full year of 2010 will be approximately $80 million, an increase of approximately 40% on a year-over-year basis.

Conference Call Information

AutoNavi management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on November 17, 2010 (9:00 p.m. Beijing/Hong Kong Time on November 17, 2010) to discuss results and highlights from the quarter and answer questions.

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-888-396-2356
U.S./International:	+1-617-847-8709
Hong Kong:	+852-3002-1672
United Kingdom:	+44-207-365-8426
Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until November 24, 2010:

U.S. Toll Free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	52543493

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 2.8 million kilometers of roadway and over 12.5 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, public sector and enterprise applications, wireless location-based solutions and Internet location-based solutions. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the wireless/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP operating margin, (7) non-GAAP net income attributable to AutoNavi shareholders, and (8) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, each of which excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-5985-9538

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Balance Sheet

(In thousands of U.S. dollars)

	September 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash	96,693	34,716
Restricted cash	478	469
Term deposit	57,016	—
Accounts receivables	23,021	18,743
Amount due from related parties, non-trading	1,794	16,663
Prepaid expenses and other current assets	7,488	3,895
Deferred costs in connection with IPO	—	1,054
Deferred tax assets, current	433	469

Total current assets	186,923	76,009

Property and equipment, net	19,623	20,587
Prepayment for acquisition of property	20,489	—
Equity method investment	5,383	5,163
Acquired intangible assets, net	1,081	1,326
Goodwill	3,198	3,134
Deferred tax assets, non-current	175	79
Other long term assets	343	332

Total assets	237,215	106,630

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $1,132 and $494 as of September 30, 2010 and December 31, 2009, respectively)	1,132	494
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $3,051 and $2,427 as of September 30, 2010 and December 31, 2009, respectively)	5,324	3,073
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $13,630 and $10,063 as of September 30, 2010 and December 31, 2009, respectively)	14,343	10,651
Income taxes payable (including Income taxes payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $4,068 and $2,062 as of September 30, 2010 and December 31, 2009, respectively)	4,284	1,983
Forward contract	1,291	—

Total current liabilities	26,374	16,201
Deferred tax liability, non-current (including Deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $486 and $415 as of September 30, 2010 and December 31, 2009, respectively)	486	532

Total liabilities	26,860	16,733

Series A convertible redeemable preferred shares	—	39,326

Stockholders’ equity:
Ordinary shares	19	11
Additional paid-in capital	168,601	25,178
Statutory reserve	6,256	3,712
Retained earnings	22,294	11,498
Accumulated other comprehensive income	10,017	7,923

Total AutoNavi Holdings Limited Shareholders’ Equity	207,187	48,322
Non-controlling interest	3,168	2,249
Total equity	210,355	50,571
Total liabilities, Series A convertible redeemable preferred shares, and total equity	237,215	106,630

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2010	September 30, 2009	June 30, 2010	September 30, 2010	September 30, 2009

Revenue	24,342	16,677	22,647	63,990	42,714
Business tax	(334)	(410)	(507)	(1,243)	(1,242)

Net revenues	24,008	16,267	22,140	62,747	41,472
Cost of revenues	(7,131)	(4,899)	(7,475)	(20,274)	(13,807)

Gross profit	16,877	11,368	14,665	42,473	27,665

Operating expenses
Research and development	(3,858)	(1,641)	(2,811)	(9,140)	(4,990)
Selling and marketing	(2,367)	(1,231)	(2,136)	(6,779)	(3,948)
General and administrative	(2,978)	(2,127)	(2,496)	(9,996)	(6,997)

Total Operating expenses	(9,203)	(4,999)	(7,443)	(25,915)	(15,935)

Government subsidies	14	242	5	76	301

Operating income	7,688	6,611	7,227	16,634	12,031

Investment Income	—	80	—	—	81

Interest income	666	59	126	864	207
Change in fair value of forward contract	(1,291)	—	—	(1,291)	—
Exchange gains (losses)	575	—	—	575	—

Other income (expense)	47	—	—	47	—

Income before income taxes, share of net income of equity accounted investment and discontinued operations	7,685	6,750	7,353	16,829	12,319
Income tax expense	(1,099)	(516)	(1,008)	(2,744)	(942)
Share of net income of equity method accounted investment	12	26	88	113	64

Income from continuing operations	6,598	6,260	6,433	14,198	11,441

Discontinued operations:
Loss on discontinued operations before income tax	—	(738)	—	—	(1,905)

Income tax benefit	—	25	—	—	65

Loss on discontinued operations, net of tax	—	(713)	—	—	(1,840)

Net income	6,598	5,547	6,433	14,198	9,601
Less: Net income attributable to noncontrolling interest	381	209	207	858	482
Net income attributable to AutoNavi Holdings Limited shareholders	6,217	5,338	6,226	13,340	9,119

Net Income per share
Net income from continuing operations attributable to AutoNavi Holdings Limited shareholders
Basic	0.03	0.04	0.04	0.08	0.07
Diluted	0.03	0.04	0.04	0.08	0.07
Net Income per Series A preferred share-Basic	—	0.04	0.04	0.08	0.07

Net loss on discontinued operations attributable to AutoNavi Holdings Limited shareholders

Basic	—	(0.01)	—	—	(0.01)

Diluted	—	(0.01)	—	—	(0.01)

Net loss per Series A preferred share-Basic	—	(0.01)	—	—	(0.01)

Net income attributable to AutoNavi Holdings Limited shareholders
Basic	0.03	0.03	0.04	0.08	0.06
Diluted	0.03	0.03	0.04	0.08	0.06

Net income per Series A preferred share-Basic	—	0.03	0.04	0.08	0.06

Weighted average number of shares used in calculating net income per ordinary share

Basic	188,273,000	117,059,000	112,298,000	136,580,641	115,893,667

Diluted	200,471,885	159,100,659	162,757,988	175,036,636	155,935,014

Weighted average number of shares used in calculating net income per Series A preferred share	—	40,000,000	40,000,000	26,520,147	40,000,000

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures

(In thousands of U.S. dollars, except percentage and per ADS data)

	For the three months ended
	September 30, 2010	September 30, 2009	June 30, 2010

Total operating expenses	9,203	4,999	7,443
Share-based compensation	(709)	(688)	(940)
Non-GAAP total operating expenses	8,494	4,311	6,503

R&D expenses	3,858	1,641	2,811
Share-based compensation	(333)	(168)	(508)
Non-GAAP R&D expenses	3,525	1,473	2,303

Selling and marketing expenses	2,367	1,231	2,136
Share-based compensation	(242)	(52)	(290)
Non-GAAP selling and marketing expenses	2,125	1,179	1,846

General and administrative expenses	2,978	2,127	2,496
Share-based compensation	(134)	(468)	(142)
Non-GAAP general and administrative expenses	2,844	1,659	2,354

Operating income	7,688	6,611	7,227
Share-based compensation	764	786	1,066
Non-GAAP operating income	8,452	7,397	8,293

Operating margin	32.0%	40.6%	32.6%
Share-based compensation	3.2%	4.9%	4.9%
Non-GAAP operating margin	35.2%	45.5%	37.5%

Net income attributable to AutoNavi Holdings Limited shareholders	6,217	5,338	6,226

Discontinued operation, net of tax	—	713	—

Share-based compensation	764	786	1,066
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	6,981	6,837	7,292

	For the three months ended September 30, 2010
	GAAP	Adjustments	Non-GAAP(a)
Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.12	0.02	0.14

(a)	Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders for the respective periods (after adjusting for the ADS to ordinary share ratio).